EXHIBIT 99.21

Emerald Health Therapeutics to Participate at Investment and Industry Conferences in June

VANCOUVER, British Columbia, June 03, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) will participate in multiple upcoming investment and industry conferences in June.

Lift & Co. Cannabis Expo

Allan Rewak, Vice President, Communications & Stakeholder Relations, will participate on a panel and be available for 1x1 meetings at the Lift & Co. Cannabis Expo on June 7 at the Metro Toronto Convention Centre in Toronto, ON:

  Panel: Keeping Patients a Priority: Meeting Needs and Advancing Treatment
  Panel Date and Time: Friday, June 7, 2019, 2:15 PM - 3:00 PM EST
  Location: Metro Toronto Convention Centre, Toronto, ON

For more event information: https://liftexpo.ca

2019 World Cannabis Congress

Allan Rewak, Vice President, Communications & Stakeholder Relations, will participate on a panel and be available for 1x1 meetings at the 2019 World Cannabis Congress on June 17 at the Saint John Trade and Convention Centre in Saint John, NB:

  Panel: The State of Medical Cannabis
  Panel Date and Time: Monday, June 17, 2019, 3:30 PM - 4:15 PM ADT
  Location: Saint John Trade and Convention Centre, Saint John, NB

For more event information: http://www.worldcannabiscongress.com

MjMicro Cannabis Investor Forum

Bernie Hertel, Vice President of Finance and Communications, Emerald Health Sciences, will present a corporate overview and be available for 1x1 meetings at the MjMicro Cannabis Investor Forum on June 25 at The Westin Grand Central Hotel in New York City, NY:

  Presentation: Emerald Health Therapeutics Corporate Overview
  Presentation Date and Time: Tuesday, June 25, 2019, 10:30 AM – 11:00 AM EST
  Location: The Westin Grand Central Hotel, New York City, NY

For more event information: www.mjmicro.com

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1000 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.